As Filed with the Securities and Exchange Commission on December 31, 2002
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           _____________________

                            Amendment No. 1 to
                                SCHEDULE TO
                              (Rule 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                           ____________________

                          TRANS WORLD CORPORATION
                    (Name of Subject Company (Issuer))
                           _____________________

                          TRANS WORLD CORPORATION
                     (Name of Filing Persons (Issuer))

                12% Senior Secured Notes due March 17, 2005
                      (Title of Class of Securities)

                                   None
                   (CUSIP Number of Class of Securities)

                              Rami S. Ramadan
      President, Chief Executive Officer and Chief Financial Officer
                          Trans World Corporation
                        545 Fifth Avenue, Suite 940
                         New York, New York  10017
                              (212) 983-3355

     (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)
                           ____________________

                              With Copies to:

                            Jeffrey A. Koeppel
                             Sheryl Jones Alu
                   Elias, Matz, Tiernan & Herrick L.L.P.
                     734 15th Street, N.W., 12th Floor
                          Washington, D.C. 20005
                              (202) 347-0300
                           (202) 347-2172 (fax)
                          ______________________

                         CALCULATION OF FILING FEE
------------------------------------------------------------------------------
     Transaction Valuation (*)            Amount of Filing Fee
            $20,000,000                         $614.00
------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $20 million aggregate principal amount of the 12% Senior Secured Notes due March 17, 2005 ("Senior Notes") for 452,796,015 shares of common stock of the Issuer. At June 30, 2002, the Issuer had an accumulated stockholders' deficit of $12.8 million (unaudited). Accordingly, the amount of the filing fee, calculated in accordance with Rules 0-11(a)(4) and 0-11(d) of the Securities and Exchange Act of 1934, as amended, equals one third of the principal amount of the Senior Notes ($6,666,660) proposed to be acquired by the Issuer times .000092 or $614.00 (rounded up to the next dollar).

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $ 614.00      Filing Party:  Trans World Corporation

Form or Registration No.: Schedule TO   Date Filed:    November 5, 2002

[ ]     Check the box if the filing relates solely to
preliminary communications made before the commencement of a tender offer:

        Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed by Trans World Corporation on November 5, 2002. Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.


Item 2.        Subject Company Information.


     Item 2 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

     (a) The name of the subject company is Trans World Corporation, a Nevada corporation. The address of Issuer's principal executive office is 545 Fifth Avenue, Suite 940, New York, New York 10017. Issuer's telephone number is (212) 983-3355.

     (b) The class of equity securities to which this Schedule TO relates is the Notes. Certain of the Notes were issued in conjunction with warrants to purchase common stock of the Issuer. The information set forth in the Prospectus under "Summary" is incorporated herein by reference.

     (c) The Notes are not listed on a national exchange and there is no established trading market for the Notes. The information set forth in the Prospectus under "Summary" and "Description of the Notes" is incorporated herein by reference.




















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                                 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TRANS WORLD CORPORATION

                                   By: /s/ Rami S. Ramadan
                                      --------------------
                                   Name: Rami S. Ramadan
                                   Title: President, Chief Executive Officer
                                        and Chief Financial Officer


Dated:  December 30, 2002


























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